Exhibit 99.1
OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Nine‑Month and Three‑Month Periods Ended September 30, 2020

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies, the financial statements of which are consolidated with the Company’s financial statements (together – “the Group”), as at September 30, 2020 and for the nine-month and three-month periods then ended, in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter – “the Reporting Regulations”).

The nine‑month period ended September 30, 2020 will be referred to hereinafter as – “the Period of the Report”.

The review provided below is limited in scope and relates to events and changes in the state of the Company’s affairs during the Period of the Report that have a material effect on the data included in the interim financial statements and on the data in the Description of the Company’s Business, and is presented based on the assumption that the reader has access to, among other things, the Directors’ Report and the financial statements for the year ended December 31, 2019, which were attached to the Company’s Periodic Report for 2019 which was published on February 27, 2020 (Reference No.: 2020-01-016870), (hereinafter – “the Consolidated Financial Statements” and “the Periodic Report for 2019”, respectively)1. The information included in the Periodic Report and the Consolidated Financial Statements is included herein by means of reference.

Presented together with this report are the consolidated interim financial statements as at September 30, 2020 (hereinafter – “the Interim Statements”) and on the assumption that this Report is read together with all the said report parts, which are presented herein by means of reference. In certain cases, details are provided regarding events that took place after the date of the financial statements and shortly before the publication date of the Report. The materiality of the information included in this Report was examined from the point of view of the Company. Occasionally, an additional detailed description has been provided in order to give a comprehensive picture of the issue at hand. The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and in accordance with the provisions of Part D of the Securities Regulations (Periodic and Immediate Reports), 1970.

It is emphasized that the description in this report contains forward‑looking information, as defined in the Securities Law, 1968 (“the Securities Law”). Forward-looking information is uncertain information relating to the future, including projections, assessments, estimates or other information relating to a future matter or event, the realization of which is uncertain and/or outside the Company’s control. The forward‑looking information included in this report is based on information or assessments existing in the Company as at the publication date of this report.

This Directors’ Report has not been audited or reviewed by the Company’s auditing CPAs.

[1]
It is noted that in some of the cases an additional description was provided in order to present a more comprehensive picture of the matter being addressed. References to Immediate Reports in this Report include the information included in the said Immediate Reports by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs

1.	General

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

As at the date of the Report, the Company is engaged, by itself and through a number of subsidiaries, in one reportable business segment – the generation and supply of electricity. As part of this area of activities, the Company is engaged in generation of electricity and supply thereof to private customers and to Israel Electric Company (hereinafter – “the Electric Company” or “IEC”), including in initiation, development, construction and operation of power plants and facilities for generation of energy.

Brief description of the Group, its business environment and its areas of activity in the period of the report and thereafter

1.
As at the date of the report, the Company’s activities with respect to generation and supply of electricity concentrate on generation of electricity using conventional and cogeneration technologies, and the Company is also endeavoring to construct an open‑cycle power plant using conventional technology (a “Peaker” plant). For details regarding an agreement for acquisition of the CPV Group (as defined in Footnote 13 to this Report below), which is engaged in generation of electricity in the United States (including by means of renewable energy), which was signed in October 2020 – see Paragraphs 12 and 13 below and Notes 7E and 7F to the Interim Statements. As stated below, completion of the transaction for acquisition of the CPV Group is contingent on conditions some of which have not full been fulfilled and, accordingly, as at the date of the report there is no certainty that it will ultimately be completed.

2.
As at the date of the report the Company owns two power plants: the Rotem Power Plant, which is owned by OPC Rotem Ltd. (“Rotem”), which is held by the Company (80%) and by an additional shareholder (20%), which utilizes conventional generation technology and has an installed capacity of about 466 megawatts; and the Hadera Power Plant, which is owned by OPC Hadera Ltd. (“Hadera”) (which held entirely by the Company), which uses cogeneration technology with an installed capacity of about 144 megawatts, and which on July 1, 2020 reached commercial operation (“the Commercial Operation Date”) – this being after receipt of a permanent electricity generation license and a supply license (“Hadera Power Plant). In addition, the Company wholly owns Zomet Energy Ltd. (“Zomet”), which is in the construction stages of a power plant running through use of natural gas with conventional technology in an open cycle (a “Peaker” plant), having a capacity of about 396 megawatts located proximate to the Plugot intersection, in the area of Kiryat Gat, under Regulation 914 of the Electricity Authority. In addition, the Company is taking action with respect to construction and operation of facilities for generation of energy on the customers’ premises, as stated in Paragraph 7 below.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group, its business environment and its areas of activity in the period of the report and thereafter (Cont.)

3.
Due to the spread of the Coronavirus (COVID‑19) (“the Coronavirus Crisis”) in the period of the Report and thereafter, movement (traffic) restrictions and restrictions on business activities were imposed by the State of Israel and countries throughout the world. In addition, the said Coronavirus Crisis has caused, among other things, uncertainty and instability in the Israeli and global financial markets and economy. The operations of the Company’s active power plants, Rotem Power Plant, Hadera Power Plant, as well as the construction of the Zomet power plant, are continuing in the “restrictions’ period” as a result of their being “essential enterprises” while safeguarding the work teams and taking precautionary measures in order to prevent outbreak and spreading of the infection at the Company’s sites. As at the date of the Report, the Coronavirus Crisis had not had a significant impact on the Company’s results and activities. In light of the uncertainty regarding the duration of the Coronavirus crisis, the intensity thereof and its impacts on the markets and factors relating the Company’s activities (such as, employees, significant customers, significant suppliers, lenders, etc.), as well as regarding the measures that will be taken by governments and central banks, as at the date of the report, the Company is not able to estimate the full impact of the Coronavirus Crisis on the Company. Spread of the virus and infections at the Company’s power plants and other sites, continuation of the Coronavirus Crisis for an extended period, a significant impact of the Coronavirus Crisis on main suppliers (such as, suppliers of natural gas, construction and maintenance contractors, etc.) or the Group’s main customers, could have an unfavorable impact on the Company’s activities and results, as well as on its ability to complete construction projects on time or at all and/or on its ability to execute future projects. Furthermore, the Coronavirus Crisis could also impact the activities of the CPV Group. Regarding the impacts of the Coronavirus Crisis on the Company – see Paragraph 6 below, the Section addressing the Company’s revenues (Section 6 below) and Note 1B to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group, its business environment and its areas of activity in the period of the report and thereafter (Cont.)

4.
On July 1, 2020, the commercial operation period of the Hadera Power Plant commenced. The total investment in construction of the power plant and infrastructures of Hadera (including the Energy Center) amounted to about NIS 0.9 billion[2]. In accordance with its decision published on June 30, 2020, the Electricity Authority decided to grant a permanent license for generation of electricity to Hadera Power Plant using cogeneration technology having installed capacity of 144 megawatts and to grant a supply license (“the Licenses”). The Licenses are for a period of 20 years (which may be extended by an additional 10 years)[3] [4]. It is noted that during the first year of activities, replacement or renovation work is expected to be performed with respect to certain components of the gas and steam turbines, by the Head Equipment Contractor, which are anticipated to last for a period (cumulative) of about a month, during which time Hadera Power Plant will be operated in a partial manner[5]. As at the date of the report, most of replacement or renovation work with respect to certain components of the gas and steam turbines had not yet been performed.

As at the date of this Report, the Company estimates that part of the costs stemming from the delay in the Commercial Operation Date of Hadera Power Plant, including lost profits, are expected to be covered by Hadera’s insurance policy pursuant to the terms of the said policy. In addition, in accordance with the construction agreement, Hadera is entitled to agreed‑to compensation (limited to the ceiling stipulated in the construction agreement) from the construction contractor in respect of a delay in the delivery date. As at the date of the report, returns (reimbursements), as stated, from the construction contractor and from the Company’s insurance policies and/or from the construction contractor had not yet been received. For details regarding compensation for the construction contractor – see Note 25D to annual consolidated financial statements, and Note 4D(6) to the interim financial statements. There is no certainty that the Company will receive returns (reimbursements) and/or the balance of the compensation in respect the full amount of its direct and indirect damages6.

[2]
The total investments is presented net of compensation from the construction contractor to which the Company is entitled in accordance with Hadera’s construction agreement – see Note 25D to the annual consolidated financial statements and Note 6D(4) to the interim financial statements.

[3]	Regarding the decision of the Electricity Authority – see https://www.gov.il/he/departments/policies/58306.
4  For details regarding Hadera Power Plant – see, among other things, Sections 8.24, 8.5 and 8.12.3 to Part A in the Periodic Report for 2019 and the Report of the Board of Directors that is included in the report for the first quarter of 2020 and that was published on May 27, 2020 (Reference No.: 2020‑01‑047080).
[5]
That stated with reference to the Company’s estimates regarding the length of the above‑mentioned periods includes “forward‑looking” information as defined in the Securities Law, 1968 (“the Securities Law”). The aforesaid information may not be realized, or may be realized in a manner different than expected, including as a result of circumstances that are not under the Company’s control, such as the manner the actions are executed by the contractor or other delays, including factors that are impacted by the Coronavirus.

[6]
It is emphasized that that stated above, including regarding the Company’s estimates with respect to coverage of the costs stemming from the delay, as stated above (including lost profits) and receipt of compensation for the delay damages, includes “forward‑looking” information, as defined in the Securities Law, which is based on the Company’s estimates as at the date of the Report, and regarding which there is no certainty it will be realized. That stated may not be realized or may be realized in a manner different than expected. As a practical matter, if compensation is not received for all of the costs and/or damages (direct and/or indirect) in connection with the delay in completion of the construction and the commercial operation, this could have an adverse impact on the Company’s results and activities. For additional details regarding the risk factors involved with construction projects, including Hadera – see Section 19.3 of Part A (Description of the Company’s Business) in the Periodic Report for 2019.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group, its business environment and its areas of activity in the period of the report and thereafter (Cont.)

5.	As at September 30, 2020, the total investments in the Zomet project amounted to about NIS 542 million.

In March 2020, Zomet issued a work commencement order to the construction contractor. Due to the continued movement (traffic) restrictions in Israel and worldwide and the need for arrival of equipment from overseas, due to the Coronavirus crisis, the Company estimates that the construction period of the Zomet Power Plant could continue beyond the end of 2022, and as at the date of the Report, it is expected to be completed in the first quarter of 20237.

Further to that stated in Section 8.11.7 of Part A of the Periodic Report for 2019, in May 2020 approval of Israel Lands Authority was received for the Joint Company (Zomet Netiv Limited Partnership, which was set up by Zomet and Kibbutz Netiv HLH) will be the owner of the land, which is for purposes of construction of the Zomet Power Plant, and accordingly transfer of the rights to the Joint Company, as stated, was completed. For details regarding an administrative petition filed by Zomet against the Regional Council of Shafir in respect of the amount in dispute, as stated in Section 8.11.7 of Part A of the Periodic Report for 2019 – see Note 6C(6) to the interim consolidated financial statements.

6.
In light of the restrictions on entry into the State of Israel, due to the Coronavirus crisis, the maintenance work at the Rotem Power Plant was postponed and was performed in October 2020[8]. The maintenance work lasted for 13 days, in accordance with that planned, during which time the activities of the Rotem Power Plant were shut down.

7.
Further to that stated in Section 2.3.3 to Part A of the Periodic Report for 2019, as at the publication date of the Report the Company entered into binding agreements with customers that are connected to the electricity distribution network that include construction and operation of a facility for generation of energy on the customers’ yards (premises), in the aggregate scope of about 49 megawatts, along with arrangements for sale of the energy to the customers. For additional details – see Note 6B(5) to the interim financial statements.

8.
Further to that stated in Section 8.13.6 to Part A of the Periodic Report for 2019 regarding the anticipated operation date of the Karish natural gas reservoir and possible delay of the said operation date, as indicated by Energean’s publications in November 2020, the commercial operation of the Karish reservoir is expected to take place in the fourth quarter of 2021[9].

[7]
It is emphasized that that stated above regarding the construction date of the Zomet Power Plant constitutes “forward‑looking” information as defined in the Securities Law, regarding which there is no certainty it will be realized. As a practical matter, the completion date of the construction and the construction work could be delayed (and even significantly) or may encounter difficulties, and in this regarding there could be delays, disruptions or other breakdowns in construction of the Power Plant due to, among other things, continuation of the Coronavirus crisis, failures with respect to the construction work or equipment or as a result of occurrence of one or more of the risk factors to which the Company is exposed.

[8]
As a result of postponement of the maintenance date, Rotem slowed down reduction (amortization) of the maintenance component of the Rotem Power Plant commencing from March 2020. For details – see Note 1B, to the Interim Statements.

9  The said operation date constitutes “forward‑looking” information as defined in the Securities Law, regarding which there is no certainty it will be realized. The actual operation date could be different than that stated due to, among other things, factors that are not under the Company’s control. Regarding Energean’s notification – see https://mayafiles.tase.co.il/rpdf/1332001‑1333000/P133733‑00.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group, its business environment and its areas of activity in the period of the report and thereafter (Cont.)

9.
On January 1, 2020, the annual update of the electricity tariffs for 2020 of the Electricity Authority entered into effect, whereby the rate of the generation component was reduced by 8% from NIS 290.9 per MWh to NIS 267.8 per MWh. The said reduction in the generation component had a negative impact on the Company’s income in the first nine months of 2020 compared with the corresponding period last year, and it will also have a negative impact on the Company’s income for the entire 2020 year compared with 2019. For additional information regarding the generation component in prior years – see Note 25B to the Consolidated Financial Statements and, among other things, the Section on the Company’s revenues (Section 6) and the cost of the Company’s sales (Section 7) below. Regarding the factors impacting the generation component – see Section 7.7.1 of Part A of the Periodic Report for 2019.

10.
In May 2020, the Company signed an agreement (through a designated company that is wholly owned by the Company (“the Subsidiary”)) with SMS IDE Ltd. (“IDE”), which on May 26, 2020 received notification that it won a tender of the State of Israel for construction, operation, maintenance and transfer of a seawater desalinization facility on the “Sorek B” site (“the Desalinization Facility”), whereby the Subsidiary will construct, operate and maintain a power plant powered by natural gas using cogeneration technology with a generation capacity of up to 99 MW on the premises of the Desalinization Facility (in this Paragraph – “the Power Plant”), and will supply the energy required for the Desalinization Facility for a period of 25 years[10] from the operation date of the Desalinization Facility (“the IPP Agreement”). The Power Plant is expected to be constructed under the “Regulation for Generators of Ultra‑High Voltage that are Established Without a Competitive Process”, which was published by the Electricity Authority in March 2019 (for details – see Sections 8.2.1.2 and 8.2.1.4 of Part A of the Company’s Periodic Report for 2019)[11].

11.
Further to that stated in Section 8.2.6B of Part A of the Periodic Report regarding National Infrastructure Plan 94 (NIS 94), a plan for construction of a power plant for generation of electricity using natural gas adjacent to Rotem (“the Plan”), on July 13, 2020 the National Planning and Building Board for National Infrastructures discussed the Plan and approved transfer of the Plan for comments of the District Planning Boards and objections of the public.

10 At the end of the said period, ownership of the Power Plant will be transferred to the State. As at the date of the report, a BOT agreement was signed between IDE and the State of Israel.
[11]
Decision No. 10 from Meeting 555, held on March 6, 2019 regarding “Regulation for Generators of Ultra-High Voltage that are Established Without a Competitive Process” and Decision No. 5 (1358) from Meeting 558 of the Electricity Authority held on May 13, 2019 regarding “Publication of Rules, Transactions and Criteria for New Consumers on the Transmission Grid’. For details regarding Decision 558 and the trade rules – see Sections 8.2.1.2 through 8.2.1.4 of Part A of the Company’s Periodic Report for 2019. It is emphasized that that stated above regarding construction of the Power Plant, includes “forward‑looking” information within the meaning thereof in the Securities Law, regarding which there is no certainty it will be realized. As at the date of the Report, completion of construction of the Power Plant is dependent on, among other things, completion of planning and/or licensing processes. In addition, as a practical matter there could be delays and/or breakdowns due to, among other things, various factors, as stated above, including factors not under the Company’s control or as a result of occurrence of one or more of the risk factors to which the Company is exposed, including construction risk. For additional details regarding risk factors involved with construction projects – see Section 19.3 of Part A (Description of the Company’s Business) in the Periodic Report for 2019.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group, its business environment and its areas of activity in the period of the report and thereafter (Cont.)

12.
Further to signing of a Term Sheet dated September 16, 2020, on October 9, 2020 an agreement was signed between CPV Group LP12 (hereinafter – “the Buyer”) and companies in Global Infrastructure Management LLC[13] (hereinafter – “the Sellers”) for acquisition by the Buyer of the holdings of the Sellers in the CPV Group[14] (“the Acquisition Agreement” and “the Transaction”, as applicable). Pursuant to the Acquisition Agreement, on the completion date of the Transaction and against payment of the consideration, as stated below, the Buyer will acquire from the Sellers the entire rights and holdings (100%) in the CPV Group. It is clarified that as at the date of the report, execution of the acquisition and completion of the Transaction are subject to preconditions and receipt of approvals – which have not yet been fulfilled/received.

The CPV Group15

The electricity market in the United States is the largest private electricity market in the world with about 1,100 gigawatts of generation facilities. Generation of the electricity in the United States is based on a variety of energy sources, mainly on the fuel and energy sources in the United States. In this area, there has been a trend of a change in the generation mix due to, among other things, low gas prices, the increasing impact on the market of federal and state environmental regulation and macro‑economic and advanced technology trends, where over the past several years the trend of generation sources based on natural gas and renewable energy has been on the rise at the expense of power plants running on coal, oil, crude oil and diesel oil16.

[12]
The Buyer is a limited partnership that was established under Delaware law, which is held by OPC Power Ventures LP, and which is a limited partnership that was established under Delaware law that is held by the Company (about 70% as a limited partner) and other investors (about 30% as a limited partners), as stated in this report below (“OPC Power” and “the Partnership”, as applicable). OPC US Inc., a wholly‑owned subsidiary of the Company, which is incorporated under Delaware law, is the General Partner of OPC Power (0.01%) and in the Buyer (0.0% with no economic rights). It is noted that the Company may change the said holdings’ structure and transfer its rights in OPC Power and/or OPC US Inc. to a company or companies that are a wholly‑owned by the Company.

[13]	The Global Infrastructure Partners II investments fund.
14 “The CPV Group” includes the following entities: CPV Power Holdings LP (a limited partnership established under Delaware law) (hereinafter – “CPVPH”); Competitive Power Ventures Inc. (a company incorporated under Delaware law) (hereinafter – “CPVI”); and CPV Renewable Energy Company Inc. (a company incorporated under Delaware law) (hereinafter – “CPVREC”) (CPVPH, CPVI and CPVREC will be referred to hereinafter together as – “the CPV Group”).
15 For additional details regarding the CPV Group and its activities – see also the Company’s Immediate Reports dated September 16, 2020 and September 29, 2020 (Reference Nos.: 2020-01-101808 and 2020-01-105675, respectively).
16 The trends described include “forward‑looking information” as this term is defined in the Securities Law, regarding which there is no certainty it will be realized, and ultimately they may be different due to factors not under the Company’s control.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group, its business environment and its areas of activity in the period of the report and thereafter (Cont.)

12.	(Cont.)

The CPV Group is engaged in development, construction and management of renewable energy and conventional energy (powered by natural gas) power plants in the United States. The CPV Group holds rights in active power plants, which it initiated and constructed, both in the conventional area and in the renewable energy area – regarding power plants powered by natural gas (of the integrated cycle type of the advanced generation) (the share of the CPV Group is about 1,290 megawatts out of 4,045 megawatts) (about 5 power plants) while regarding wind energy the share of the CPV Group is about 106 megawatts out of 152 megawatts (one power plant). In addition, the CPV Group holds rights in a power plant powered by natural gas under construction having a capacity of about 1,260 megawatts (the share of the CPV Group, as at the publication date of the report, is about 220 megawatts). In addition to the power plants using conventional technology and renewable energy, as stated above, at the present time has a list of projects using different generation technologies and in various stages of development in the United States with an aggregate scope of about 6,200 megawatts, of which projects with an aggregate scope of about 4,945 megawatts, are wholly‑owned by CPV, one project for construction of a power plant powered by natural gas with a scope of about 635 megawatts is held by CPV at the rate of about 57.5%, and an additional project for construction of a power plant powered by natural gas with a scope of about 620 megawatts is held by CPV at the rate of about 70%. The development stages of each project includes, among other things, the following processes: formulation of the rights in the project’s lands; licensing processes; environmental surveys; engineering examinations, examinations with respect to connection to the relevant transmission grids; signing of agreements with relevant investors and suppliers and entering into agreements for sale of electricity and hedging agreements.

Set forth below is a summary of the scopes of the projects (in megawatts), the stage of development and the technology:

List of projects
	Advanced	Initial
	development	development
Technology	stages	stages	Total

Solar power plants	895	1,100	1,995
Wind power plants	250	–	250
Gas-powered power plants	1,985	1,970	3,955
Total	3,130	3,070	6,200

The CPV Group is also engaged, through an asset management group, in provision of management services to power plants in the United States using various different technologies and fuel types, having an aggregate capacity, as at the date of the report, of about 10,600 megawatts (about 5,455 megawatts in projects in which it holds rights and about 5,140 megawatts of projects for third parties), by means of signing asset management agreements, mostly for short/medium periods.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group, its business environment and its areas of activity in the period of the report and thereafter (Cont.)

12.	(Cont.)

The Acquisition Agreement17

In consideration for the rights and holdings of the Sellers in all the entities in the CPV Group, on the closing date of the Transaction the Buyer will pay the Sellers the amount of about $630 million in cash (subject to adjustments to working capital, the cash balance and the debt balance (as these terms are defined in the Acquisition Agreement) that are expected to be made on the closing date of the Transaction)18. An amount of between $54 million and $95 million is to be added to the above‑mentioned consideration, which constitutes CPV’s share in the required shareholders’ equity for the Three Rivers project, which is presently under construction (the amount will be derived from the rate of holdings of CPV in the aforesaid project on the closing date Transaction), which is to be paid, at the Buyer’s election, in cash or by means of a loan of the Sellers that will be granted to CPVPH (hereinafter – “the Sellers’ Loan”).

As part of the Acquisition Agreement, representations of the parties were included, including representations of the Sellers with respect to the CPV Group, its assets, its position and its activities, which are subject to exceptions and qualifications regarding the responsibility of the Sellers and with reference to the said representations19. The representations of the Sellers will expire on the closing date of the transaction, except for a small number of fundamental representations that will apply for two years, where the right of return (reimbursement) due to a breach thereof is limited solely to an offset against the Sellers’ Loan (to the extent it is ultimately granted), subject to the conditions provided in the agreement and after full utilization of the right of return under the insurance policy referred to below. In this connection, it is noted that pursuant to the Acquisition Agreement the Buyer acquired an insurance policy covering representations with a liability limit of up to $53 million for a period of 3 years, except for certain representations that are covered for a period of 6 years, having terms that are customary in insurance policies covering representations with respect to transactions of this type20.

17 For additional details regarding the Acquisition Agreement and its terms – see also the Company’s Immediate Report dated October 11, 2020 (Reference No.: 2020-01-110115).
18 It is noted that certain of the adjustments apply to the CPV Group while others apply to the CPV Group and active investee companies. As part of the Acquisition Agreement, the consideration and the adjustments’ component were determined with respect to each of the entities in the CPV Group. It is clarified that the cash consideration of the closing date of the Transaction, as well as the actual final consideration after the settlements’ mechanism set forth below, might by higher than the amount set forth above. It is noted that prior to the completion date of the transaction the amount payable will be calculated based on a valuation of the working capital and cash balances and the debt on the completion date in accordance with that stated and the calculation format provided in the agreement. Within a period of about 120 days from the completion date in accordance with and subject to the dates, conditions, decision mechanism and adjustment formulas that are detailed in the Acquisition Agreement, the final calculation of the adjustments will be made (if necessary) as stated and settlement between the Buyer and the Sellers.
19 As part of the agreement, representations were included (subject to exceptions and materiality) in connection with the position of the CPV Group and its projects, such as, regarding legal proceedings, taxes, matters relating to permits and environmental protection (quality) of the projects, assets, liabilities, etc. As stated, the responsibility of the Sellers under these agreements is limited, and the Acquisition Agreement includes provisions covering waiver of certain contentions of the Buyer against the Sellers in this regard.
20 As is customary in insurance policies of this type, the insurance policy includes a self‑participation (retention) of the Buyer in the amount of, as at the closing date of the Transaction, $5.5 million (reduced to $3.7 million after twelve months from the closing date). The policy includes exceptions and conditions regarding which the insurance coverage will not apply, such as, matters that are known to the Buyer and other matters that are excepted from the scope of the coverage or that are subject to a materiality threshold.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group, its business environment and its areas of activity in the period of the report and thereafter (Cont.)

12.	(Cont.)

The Acquisition Agreement17

Completion of the transaction is subject to preconditions and receipt of various approvals, which as at the publication date of the report had not yet been received. The regulatory approvals include the following main approvals: approval of the Committee for Examination of Foreign Investments in the United States (CIFUS); passage of the required period for treatment of the request under the Hart Scott Rodino Act; approval of the Federal Energy Regulatory Commission; and approval of the New York Public Service Commission. In the Company’s estimation, the process of receiving the approvals could take up to 6 months21. In addition, the preconditions include, among other things, approval of each of the parties with respect to fulfillment of its representation under the agreement.

On the closing date of the transaction, the Buyer is required to provide guarantees in place of guarantees provided by the Sellers prior to the closing date for the benefit of third parties in connection with projects of CPV that are presently in various stages of development. It was also provided that to the extent guarantees, as stated, are not replaced on the closing date, the Buyer is required to indemnify the Sellers in respect of the said guarantees and to provide a bank guarantee in favor of the Sellers in order to ensure their release from these guarantees.

The Acquisition Agreement includes provisions regarding termination of the agreement under certain circumstances. In this regard it was provided, among other things, that if the preconditions are not fulfilled within a period of 180 days from the signing date of the agreement, each party is permitted to conclude the agreement subject to the possibility of extension of the period by 60 additional days in circumstances spelled out in the agreement (that is, to the extent the regulatory approvals were not submitted with the period of 180 days). In addition, it is provided that the Sellers will be paid the amount of $50 million in a case of termination of the Acquisition Agreement by them (hereinafter – “the Termination Compensation”), in certain circumstances of breach of representations and/or commitments by the Buyer (and/or the General Partner therein) the result of which is non‑compliance with the conditions for completion of the transaction or breach of its commitment to complete the transaction as required in accordance with the agreement, after fulfillment of the preconditions –  this being without detracting from the right of the Sellers to sue for actual performance of the agreement and full payment of the consideration to the Sellers (which will not apply in addition to the Termination Compensation) – all of this in accordance with the arrangements set forth in the agreement. It is noted that the Company provided a corporate guarantee in order to secure full payment of the Termination Compensation as well as payment of certain expenses that will be incurred by the Buyer (if in fact incurred) regarding which it is provided in the agreement that the Buyer is to bear. It is further noted that the Acquisition Agreement provides that the Sellers will be entitled to claim, among other things, enforcement and performance of the investment agreements of the partnerships and the Company regarding making of their investments – this being pursuant to the arrangements provided in the Acquisition Agreement.

21 Receipt of the approvals and fulfillment of the preconditions are subject to factors that are not under the Company’s control and there is no certainty they will be received and/or fulfilled. That stated with respect to the estimated period for receipt of the required approvals constitutes “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates as at the date of the report. Ultimately, receipt of the approvals could be delayed and/or prevented as a result of, among other things, rejection of approval requests and/or examinations of the competent authorities and/or delays relating to handling of the requests.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group, its business environment and its areas of activity in the period of the report and thereafter (Cont.)

12.	(Cont.)

The Acquisition Agreement17

The Company intends (to the extent the Transaction is completed) to expand its electricity generation activities to the United States through the CPV Group by means of executing and expanding its existing list of projects, including in the area of renewable energy. For additional details regarding the CPV Group and the Acquisition Agreement, including a description of the activities of the CPV Group, its business environment, the risk factors to which it is exposed, the impact of the Coronavirus and main financial data, as well as with respect to the expected investments and the Company’s plans regarding the CPV Group and advancement of the list of CPV’s development projects as part of the Company’s development strategy – see Note 7E to the Interim Statements and the Company’s Immediate Reports dated September 16, 2020, September 29, 2020 and October 11, 2020 (Reference Nos.: 2020‑01‑101808, 2020‑01‑105675 and 2020‑01‑110115, as applicable)22. It is clarified that the activities of the CPV Group in the area of generation of electricity (including by means of renewable energy) in the United States, are subject to law, compliance with the terms of the licenses, receipt of local and federal regulatory approvals and arrangements (including in connection with acquisition and/or transfer of the holdings in the CPV Group) that apply to this area in the United States.

13.
In October 2020, the Company signed a partnership agreement (hereinafter – “the Partnership Agreement”) with three financial entities whereby the parties will invest in OPC Power. OPC Power is a designated partnership the target of which is acquisition of the CPV Group, through the Buyer, and execution of additional investments in the Buyer and in the CPV Group in area of power and electricity in the United States, as stated above.

22 It is emphasized that as at the date of the report, the preconditions had not yet been fulfilled and the approvals required for completion of the Transaction and execution of the CPV Group had not yet been received, and there is no certainty that they will be fulfilled and/or the estimated period for their receipt (if ultimately received). Fulfillment of these conditions is contingent on receipt of approvals and consents of third parties and parties not under the Company’s control and, therefore, as at the date of the report there is no certainly with respect to completion of the Transaction for acquisition of the CPV Group. In addition, that stated in this report, including regarding the consideration in the Transaction, and the future development and investments’ plans, includes “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates as at the date of the report, and regarding which there is no certainty they will be realized. Ultimately, that stated above (in whole or in part) may not be realized or may be realized in a significantly different manner – this being due to, among other things, the actual results, lack of appropriate market conditions, lack of consents with third parties, an increase in the anticipated investments and/or existence of the risk factors involved with the Company’s activities or the activities of CPV.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group, its business environment and its areas of activity in the period of the report and thereafter (Cont.)

13.	(Cont.)

The limited partners in the Partnership are as follows: the Company (directly or through a subsidiary) – which holds about 70%; three financial investors, namely: institutional investors from the Clal Insurance Group – which hold 12.75%; institutional investors from the Migdal Insurance Group – which hold 12.75%; and a corporation from Poalim Capital Markets – which holds 4.5%. The total investment commitments of all the partners in accordance with the Partnership Agreement is $815 million, broken down based on the holding rates set forth above. The said amount is intended both for acquisition of all of the rights of the Buyer in the CPV Group and for financing additional investments in the Buyer and in the CPV Group, in order to realize (execute) certain projects on its project list in the upcoming years, as stated. The Partnership Agreement governs the relationships between the limited partners and the relationships between them and the General Partner, and includes, among other things, provisions in connection with management of the Partnership, the entitlement of the General Partner to management fees, restrictions on transfer of the rights of the partners, options relating to the holding in the Partnership, etc. It is noted that the investment commitments of the partners in the Partnership is contingent on completion of the Transaction for acquisition of the CPV Group in accordance with the dates provided for this in the Acquisition Agreement. For additional details regarding the Partnership Agreement – see Note 7F to the Interim Statements and the Company’s Immediate Report dated October 11, 2020 (Reference No. 2020‑01‑110115).

14.
Further to the issuance made in April 2020 of the Company’s debentures (Series B) having a par value of NIS 400 million, in October 2020 an additional issuance made of debentures (Series B), by means of expansion of a series, having a par value of NIS 556 million. The proceeds of the issuance in the framework of expansion of the debentures (Series B) (gross) amounted to about NIS 584 million. For additional details regarding issuance of the debentures and expansion of the debentures (Series B) – see Section 11 below and Notes 6B(4) and 7A to the Interim Statements.

15.
In October 2020 the Company made early redemption, at its own initiative, of the debentures (Series A). The full amount of the total proceeds (in respect of principal, interest and compensation for early redemption) amounted to about NIS 313 million. It is noted that at time of execution of the early redemption, the Company and the trustee for the debentures (Series A) signed amendment no. 2 to the trust certificate for the debentures (Series A), whereby in Section 10.3 of the trust certificate, after the words “the early redemption will be executed on the date provided for payment as stated”, the words “or at an earlier date provided that as part of the early redemption the interest will be paid to the holders of debentures up to the date provided for payment as stated” will come. For additional details regarding the early redemption – see Note 7B to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group, its business environment and its areas of activity in the period of the report and thereafter (Cont.)

16.
In October 2020 the Company published a shelf offer for issuance of ordinary shares of NIS 0.01 par value each of the Company (“Ordinary Shares”) to the public, by means of a uniform offer with a range of quantities, via a tender on the unit price and the quantity, in accordance with the Company’s shelf prospectus. It is noted that the Company’s controlling shareholder, Kenon Holdings Ltd. (hereinafter – “Kenon”), submitted bids for participation in the tender at prices that are not less than the uniform price determined in the tender, and in the framework of the issuance it was issued 10,700,200 Ordinary Shares. As part of the issuance, 23,022,100 Ordinary Shares were issued to the public. The proceeds of the issuances, gross, amounted to about NIS 736,707,200. For additional details – see Note 7C to the Interim Statements.

17.
In October 2020 the Company completed a material private offering and a non‑material private offering of 11,713,521 of the Company’s Ordinary Shares, further to agreements covering a private issuance to institutional entities from the Clal group and from The Phoenix group dated September 23, 2020. The price per Ordinary Share for each of the offerees was NIS 29.88 per Ordinary Share (the consideration was determined through negotiations between the Company and the offerees), and the proceeds from the issuance, gross, amounted to about NIS 350 million. For additional details – see Note 7C to the Interim Statements.

18.
In October 2020 the Company signed a loan agreement with entities from the Harel group. As part of the agreement, Harel committed to provide the Company a loans’ framework in shekels, in the aggregate amount (principal) of NIS 400 million, for a period of 24 months (hereinafter – “the Framework Period”). In the Framework Period, the Company will be permitted to withdraw: (A) short‑term loans, which are to be repaid at the end of the Framework Period or converted into long‑term loans (at the end of the Framework Period); and (B) long‑term loans. The principal amounts of the long‑term loans that will be provided are to be repaid on a date that falls 36 months after the earlier of: (A) the date on which the first long‑term withdrawal is made; or (B) the end of the Framework Period. Withdrawal of the loans from the framework is subject to fulfillment of a number of conditions, including, completion of the Acquisition Agreement, as defined above. The loans will bear current interest at an annual rate that is equal to the Bank of Israel interest rate plus a margin in the range of 2.55% – 2.75%. In order to secure the Company’s liabilities to Harel under the agreement, liens will be place in favor of Harel on the Company direct and indirect rights as a limited partner in OPC Power partnership, as well as on certain of the bank accounts of the Company and of the General Partner in the partnership. For details regarding the loan agreement, including financial covenants, additional interest, restrictions on distribution and breach events – the Company’s Immediate Report dated October 11, 2020 (Reference No. 2020‑01‑117822), and Note 7G to the Interim Statements. For additional details regarding the Company’s business – see Section 13 below.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group, its business environment and its areas of activity in the period of the report and thereafter (Cont.)

19.
In October 2020, the Government made a decision regarding the matter of “Advancement of Renewable Energy and Amendment of Government Decisions” (hereinafter in this Paragraph – “the Decision”). As part of the Decision, the Government approved the generation target for renewable energy, which will be 30% up to 2030 (with an intermediate target of 20% by the end of 2025). In addition, regarding conventional generation, it was provided, among other things, that up to July 31, 2023 there will be a need for additional capacity for generation of electricity through use of natural gas and with a diesel oil back‑up of 4,000 megawatts, in the framework of approved plans, in response to the requirements of the electricity sector, up to 2030. As part of the Decision, the government recorded for itself the notification of the Accountant General in the Ministry of Finance regarding appointment of an inter‑ministerial tenders’ committee for purposes of advancing establishment of conventional capacity for generation of electricity through use of natural gas, which could also include storage of energy, in a scope that will be determined by the Electricity Authority in accordance with the requirements of the electricity sector and up to 1,400 megawatts. Further to that stated in Section 8.2.6.1A and B of Part A to the Periodic Report for 2019, on November 6, 2020, the government revised the authorizations provided for expansion of the Hadera Power Plant and the Rotem Power Plant in such a manner that a maximum capacity under the authorizations will not be provided, in order to permit use of turbines using innovative technology at the time of the establishment, wherein utilization of the energy is higher and that reduce contaminating emissions. It is noted that as at the date of the report, there is no certainty regarding receipt of the approvals for the national infrastructure plans and completion of the required actions in connection with advancement of the projects the Company is presently advancing on areas located adjacent to the Hadera Power Plant and the Rotem Power Plant.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at September 30, 2020 (in thousands of NIS)

Category	9/30/2020	12/31/2019	Analysis

Current Assets

Cash and cash equivalents	587,154	384,748
Most of the increase stems from issuance of debentures (Series B) (net of issuance expenses), in the amount of about NIS 396 million, an increase in the cash balances as a result of the Company’s current operating activities, in the amount of about NIS 307 million, and withdrawals under the financing agreements for projects, in the amount of about NIS 201 million.

This increase was partly offset by investments in the Zomet project, in the amount of about NIS 331 million, current debt payments (including interest), in the amount of about NIS 178 million, and investments in property, plant and equipment, in the amount of about NIS 61 million.

For further information – see the Company’s condensed consolidated interim statements of cash flows for the nine‑month period ended September 30, 2020 in the interim financial statements.

Short-term deposits and restricted cash	56,071	115,765
Most of the decrease, in the amount of about NIS 59 million, stems from a decrease in the deposit used for securing the Company’s guarantee to invest shareholders’ equity in Zomet. For additional details – Note 6B(10) to the interim financial statements.

Trade receivables and accrued income	114,126	134,794
Most of the decline stems from a decrease in accrued income in Rotem, in the amount of about NIS 34 million, primarily as a result of the seasonal impact on sales and reduction of the generation tariff component (as described in Note 6A(1) to the Interim Statements).

The decline was partly offset by an increase in accrued income in Hadera, in the amount of about NIS 15 million, mainly owing to the commercial operation of the Hadera Power Plant in July 2020.

Receivables and debit balances	57,658	69,975
Most of the decrease stems from a decline in the balance receivable, net, from the Hadera construction contractor, in the amount of about NIS 20 million. For additional details – see Note 6D(4) to the interim financial statements. This decline was partly offset by an increase in the prepaid expenses, in the amount of about NIS 8 million, mainly due to an advance payment in respect of the insurance premium for the Hadera Power Plant.

Short-term derivative financial instruments	1,823	188

Total current assets	816,832	705,470

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at September 30, 2020 (in thousands of NIS) (Cont.)

Category	9/30/2020	12/31/2019	Analysis

Non-Current Assets

Long-term deposits and restricted cash	346,056	266,803
Most of the increase stems from a deposit in collaterals, in the aggregate amount of about NIS 57 million, in order to secure bank guarantees, as described in Note 6B(10) to the interim financial statements, and deposits, in the amount of about NIS 46 million, to the debt service reserve and to the reserve for shareholders’ guarantees in accordance with Hadara’s financing agreement. In addition, additional collaterals were provided in respect of interest SWAP contracts (as described in Notes 22D and 25N to the Annual Consolidated Financial Statements and in Note 6B(9) to the Interim Statements), in the amount of about NIS 36 million.

This increase was partly offset by release of the reserve for shareholders’ guarantees in Rotem, in the amount of about NIS 58 million.

Long-term prepaid expenses	127,700	104,317	Most of the increase stems from an increase in deferred expenses as part of Zomet’s financing agreement, in the amount of about NIS 22 million.

Deferred tax assets, net	9,479	5,240	Most of the increase stems from an increase in the losses for tax purposes in Hadera.

Long-term derivative financial instruments	3,593	7,077
The decrease stems from a decline in the fair value of interest SWAP contracts, in the amount of about NIS 7 million (as described in Notes 22D and 25N to the Annual Consolidated Financial Statements and in Note 6B(9) to the interim financial statements).

The decrease was partly offset by an increase deriving from an increase in the fair value of “call” options in Zomet, in the amount of about NIS 3 million.

Property, plant and equipment	2,512,278	2,344,920
Most of the increase stems from investment in the Hadera Power Plant under construction, in the amount of about NIS 56 million, as well as from investments in the Zomet project, in the amount of about NIS 167 million (including payment in respect of acquisition of shares, as described in Note 6C(2) to the interim financial statements).

This increase was partly offset by depreciation expenses in respect of property, plant and equipment in Rotem and Hadera, in the aggregate amount of about NIS 77 million.

Right-of-use asset	287,823	56,832	Most of the increase derives from allotment of land to Zomet (for additional details – see Note 6C(6) to the interim financial statements).

Intangible assets	4,571	4,259

Total non-current assets	3,291,500	2,789,448

Total assets	4,108,332	3,494,918

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at September 30, 2020 (in thousands of NIS) (Cont.)

Category	9/30/2020	12/31/2019	Analysis

Current Liabilities

Current maturities	166,047	157,147
Most of the increase stems from update of the current maturities of loans and debentures in accordance with the repayment schedule, in the amount of about NIS 120 million.

The increase was partly offset by repayment of the senior debt in Rotem and Hadera, in the amount of about NIS 95 million, and repayment of the Company’s debentures (Series A), in the amount of about NIS 16 million.

Trade payables	180,744	123,812
Most of the increase derives from an increase in the balance with Israel Electric Company, in the amount of about NIS 714 million, mainly due to timing differences, and an increase in purchases of electricity from Israel Electric Company.

The increase was partly offset by a decline in the balance of suppliers with respect to acquisition of fuels, in the amount of about NIS 12 million.

Payables and other credit balances	41,423	41,641
Most of the decrease derives from a decrease in the liabilities to employees in respect of salaries, in the amount of about NIS 5 million, and a decrease in the balance of payables in respect of a transaction for acquisition of shares of Zomet, in the amount of about NIS 5 million.

This decrease was partly offset by an increase in accrued expenses, in the amount of about NIS 6 million, and from a balance of interest payable, in the amount of about NIS 3 million.

Short-term derivative financial instruments	23,898	21,678	Most of the increase stems from an increase in the fair value of forward contracts in Zomet, in the amount of about NIS 3 million.

Current maturities of long‑term lease liabilities	53,171	2,400
Most of the increase stems from the balance the capitalization fees relating to Zomet’s land that has not yet been paid, in the amount of about NIS 52 million. For additional details – see Note 6C(6) to the interim financial statements.

Current taxes payable	29,287	–	The increase stems from a liability for taxes on income in Rotem.

Total current liabilities	494,570	346,678

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at September 30, 2020 (in thousands of NIS) (Cont.)

Category	9/30/2020	12/31/2019	Analysis

Non-Current Liabilities

Long-term loans from banks and financial institutions	1,832,670	1,740,607
Most of the increase stems in the loans derives from a withdrawals under the financing agreements of Hadera and Zomet, in the amounts of about NIS 64 million and about NIS 137 million, respectively.

On the other hand, there was a decrease deriving from update of the current maturities of loans, in the amount of about NIS 95 million, and a decline in the linkage differences in respect of the senior debt of Hadera and Rotem, in the amount of about NIS 10 million.

Debentures	623,768	252,309
The increase stems from issuance of the Company’s debentures (Series B), amount of about NIS 396 million (net of issuance expenses). For additional details – see Note 6B(4) to the interim financial statements.

On the other hand, there was a decrease stemming from update of the current maturities of the debentures, in the amount of about NIS 25 million.

Long-term lease liabilities	14,644	15,960

Lon-term derivative financial instruments	28,521	–
The increase stems from change in the fair value of interest SWAP contracts, as described in Notes 22D and 25N to the annual consolidated financial statements and in Note 6B(9) to the interim financial statements.

Other long-term liabilities	2,410	2,307

Employee benefits	177	177

Liabilities for deferred taxes, net	281,733	281,105

Total non-current liabilities	2,783,923	2,292,465

Total liabilities	3,278,493	2,639,143

3.	Results of operations for the nine‑month and three‑month periods ended September 30, 2020 (in thousands of NIS)

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is regulated and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November). In general, the electricity tariffs are higher in the summer and the winter than the tariffs in the transition periods.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the nine‑month and three‑month periods ended September 30, 2020 (in thousands of NIS) (Cont.)

	For the
	Nine Months Ended
Category	9/30/2020	9/30/2019	Analysis

Sales	977,806	1,017,919	For detail regarding the change in the sales – see Section 6, below.

Cost of sales (net of depreciation and amortization)	701,405	697,566	For detail regarding the change in the cost of sales – see Section 7, below.

Depreciation and amortization	79,719	82,047
Most of the decrease, in the amount of about NIS 15 million, stems from a change in the estimated useful life of various components in the Rotem Power Plant, commencing from the fourth quarter of 2019 (for additional details – see Note 2E to the Annual Consolidated Financial Statements) and from the first quarter of 2020 (for details – see Note 1B to the Interim Statements).

This decrease was partly offset by depreciation expenses of the Hadera Power Plant, in the amount of about NIS 9 million, due to the commercial operation in July 2020 and a write off, in the amount of about NIS 3 million, in respect of certain components in the Rotem Power Plant, which were removed from service and were replaced.

Gross profit	196,682	238,306

Administrative and general expenses	38,192	38,781
The decrease derives from a decline in the expenses for legal and professional services, in the amount of about NIS 3 million, mainly due to completion of the Tamar arbitration.

This decrease was partly offset by an increase in personnel costs, in the amount of about NIS 2 million.

Business development expenses	10,373	5,353
Most of the increase stems from an increase in the scope of the development activities and was caused mainly by expenses in connection with acquisition of the CPV Group, as described in Paragraph 12 to the introduction to the Report of the Board of Directors.

Other income, net	976	20,598
The other income in 2019 stems from reimbursement of legal expenses, in the amount of about NIS 14 million, stemming from the decision in the Tamar arbitration (for additional details see Note 25G to the Annual Consolidated Financial Statements), income from the sale of gas, in the net amount of about NIS 5 million and gain on sale of a subsidiary, in the amount of about NIS 2 million.

Operating income	149,093	214,770

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the nine‑month and three‑month periods ended September 30, 2020 (in thousands of NIS) (Cont.)

	For the
	Nine Months Ended
Category	9/30/2020	9/30/2019	Analysis

Financing expenses, net	83,153	72,063
Most of the increase stems from the financing expenses with respect to the senior debt in Hadara, in the amount of about NIS 10 million (including the results of the hedge relating to linkage to the CPI), as a result of the commercial operation of the Hadera Power Plant and discontinuance of capitalization of the financing expenses to the cost of the asset under construction. In addition, the increase derives from interest expenses, net, in the amount of about NIS 2 million, due to issuance of a new series of debentures (Series B). This increase was partly offset by a decrease in the financing expenses on the senior debt in Rotem, in the amount of about NIS 6 million (including the results of the hedge in respect of linkage to the CPI).

In 2019, the Company recorded higher interest income on deposits, in the amount of about NIS 5 million, mainly due to indemnification of the Company for lost interest income as part of the decision in the Tamar arbitration – for additional details see Note 25G to the Annual Consolidated Financial Statements.

Income before taxes on income	65,940	142,707

Taxes on income	25,737	39,267	The decrease derives from lower income in the first nine months of 2020 compared with the corresponding period last year.

Income for the period	40,203	103,440

Attributable to:

The Company’s shareholders	20,206	77,243

Holders of non-controlling interests	19,997	26,197

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the nine‑month and three‑month periods ended September 30, 2020 (in thousands of NIS) (Cont.)

	For the
	Three Months Ended
Category	9/30/2020	9/30/2019	Analysis

Sales	400,339	359,305	For detail regarding the change in the sales – see Section 6, below.

Cost of sales (net of depreciation and amortization)	288,371	243,334	For detail regarding the change in the cost of sales – see Section 7, below.

Depreciation and amortization	32,497	27,806
Most of the increase, in the amount of about NIS 9 million, stems from commencement of the depreciation of the Hadera Power Plant due to the commercial operation in July 2020.

This increase was partly offset by a decrease in the depreciation expenses, in the amount of about NIS 5 million, stemming from a change in the estimated useful life of various components in the Rotem Power Plant, commencing from the fourth quarter of 2019 (for additional details – see Note 2E to the Annual Consolidated Financial Statements) and from the first quarter of 2020 (for additional details – see Note 1B to the Interim Statements).

Gross profit	79,471	88,165

Administrative and general expenses	12,189	10,273	Most of the increase derives from an increase in personnel costs.

Business development expenses	4,104	2,333
Most of the increase stems from an increase in the scope of the development activities and was caused mainly by expenses in connection with acquisition of the CPV Group, as described in Paragraph 12 to the introduction to the Report of the Board of Directors.

Other income, net	776	16,115
The other income in the third quarter of 2019 stems from reimbursement of legal expenses, in the amount of about NIS 14 million, stemming from the decision in the Tamar arbitration and income from sale of gas, net, in the amount of about NIS 2 million (for additional details see Note 25G to the Annual Consolidated Financial Statements).

Operating income	63,954	91,674

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the nine‑month and three‑month periods ended September 30, 2020 (in thousands of NIS) (Cont.)

	For the
	Three Months Ended
Category	9/30/2020	9/30/2019	Analysis

Financing expenses, net	36,008	18,786
Most of the increase stems from the financing expenses with respect to the senior debt in Hadara, in the amount of about NIS 10 million (including the results of the hedge relating to linkage to the CPI), as a result of the commercial operation of the Hadera Power Plant and discontinuance of capitalization of the financing expenses to the cost of the asset under construction.

In addition, in 2019, the Company recorded higher interest income on deposits, in the amount of about NIS 5 million, mainly due to indemnification of the Company for lost interest income as part of the decision in the Tamar arbitration – for additional details see Note 25G to the Annual Consolidated Financial Statements.

Income before taxes on income	27,946	72,888

Taxes on income	9,551	21,207	The decrease derives from lower income in the third quarter of 2020 compared with the corresponding quarter last year.

Income for the period	18,395	51,681

Attributable to:

The Company’s shareholders	10,755	37,408

Holders of non-controlling interests	7,640	14,273

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA

The Company defines EBITDA as earnings (losses) before depreciation and amortization, net financing expenses or income and taxes on income. EBITDA is not recognized under IFRS or under any other generally accepted accounting standards as an indicator for the measurement of financial performance and should not be considered a substitute for profit or loss, cash flows from operating activities or other terms of operational performance or liquidity prescribed under IFRS.

EBITDA is not intended to represent monies that are available for distribution of dividends or other uses, since such monies may be used for servicing debt, capital expenditures, working capital and other liabilities. EBITDA is characterized by limitations that impair its use as an indicator of the Company’s profitability, since it does not take into account certain costs and expenses deriving from the Company’s business, which could materially affect its net income, such as financing expenses, taxes on income and depreciation.

The Company believes that the EBITDA data provides transparent information that is useful to investors in examining the Company’s operating performances and in comparing them against the operating performance of other companies in the same sector or in other sectors with different capital structures, debt levels and/or income tax rates. This data item is also used by Company management when examining the Company’s performance.

Set forth below is a calculation of the EBITDA data item for the periods presented. Other companies may calculate the EBITDA differently. Therefore, the EBITDA presentation herein may differ from those of other companies.

Calculation of the EBITDA (in thousands of NIS):

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2020	2019	2020	2019

Sales	977,806	1,017,919	400,339	359,305
Cost of sales (less depreciation and
amortization)	(701,405)	(697,566)	(288,371)	(243,334)
Administrative and general expenses (less
depreciation and amortization)	(36,046)	(36,905)	(11,414)	(9,356)
Business development expenses	(10,373)	(5,353)	(4,104)	(2,333)
Other income	976	20,598	776	16,115
EBITDA	230,958	298,693	97,226	120,397
Less non‑recurring income[23]	–	(14,237)	–	(14,237)
EBITDA less non‑recurring income	230,958	284,456	97,226	106,160

23 The non‑recurring income in the nine‑month and three‑month periods ended September 30 2019 constitutes reimbursement of legal expenses as part of the decision in the Tamar arbitration (for additional details – see Note 25G to the Annual Consolidated Financial Statements).

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Energy

Set forth below are details of the sales, generation and purchases of electricity of the Group’s active power plants (in millions KW hours):

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2020	2019	2020	2019

Sales to private customers	3,057	2,982	1,200	991
Sales to the System Administrator	115	54	7	6
Total sales	3,172	3,036	1,207	997

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2020	2019	2020	2019

Generation of electricity and purchases due
to load reduction	2,958	2,829	1,048	897
Purchase of electricity from the System
Administrator	214	207	159	100
Total generation of electricity and purchases
from the System Administrator	3,172	3,036	1,207	997

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2020	2019	2020	2019
	In Thousands of Tons

Net generation of electricity and purchases due
to load reduction in Rotem	2,692	2,766	826	876
Net generation in Hadera	266	63	222	21
Total	2,958	2,829	1,048	897

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2020	2019	2020	2019
	In Thousands of Tons

Generation of steam	544	574	159	186

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Revenues

Set forth below is detail of the Company’s revenues (in NIS thousands):

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2020	2019	2020	2019
Revenues from sale of energy to private customers
that was generated and/or purchased from other
generators (1)	640,241	702,589	234,901	239,356
Revenues from sale of energy purchased
at the TAOZ to private customers (2)	58,488	56,122	46,779	31,210
Revenues from private customers in respect of
infrastructures services (3)	204,109	207,285	85,568	73,250
Revenues from sale of energy to the System
Administrator (4)	32,438	6,300	20,268	678
Revenues from sale of steam (5)	42,530	45,623	12,823	14,811
Total revenues	977,806	1,017,919	400,339	359,305

The Company’s net revenues from the sale of electricity to its private customers stem from electricity sold at the generation component tariffs, as published by the Electricity Authority, with a certain discount from the tariff. The weighted‑average generation component tariff for 2020, as published by the Electricity Authority, is NIS 0.2678 per KW hour. This weighted‑average is attributed to the mix of consumption in the market, which differs from that of the customers of Rotem and Hadera. In 2019, the weighted‑average of the generation component tariff was NIS 0.2909 per KW hour. In addition, the Company’s revenues from sale of steam are linked partly to the price of gas and partly to the Consumer Price Index.

In accordance with the instructions of the System Administrator, Rotem was required to reduce the load in the period of the report. The deficient electricity, which is needed for supply of the consumption of customers, was purchased from Israel Electric Company at Rotem’s generation cost.

For the nine‑month periods ended September 30, 2020 and 2019:

(1)
Most of the decrease stems from a decrease in the generation component tariff, in the amount of about NIS 56 million, a decline in the availability of the Rotem Power Plant, in the amount of about NIS 25 million (resulting from planned technical examinations of the plant during the second quarter of 2020 and additional unplanned maintenance in August 2020) and a decrease in the total consumption of the customers, in the amount of about NIS 11 million, mainly due to a change in the consumption profile of customers in the desalinization area, as well due to unplanned maintenance of a customer in the desalinization area during January and February of 2020. It is noted that the impact of the Coronavirus Crisis reduced the Company’s revenues by about NIS 2 million – this being due to a decline in customer consumption. On the contrary, there was an increase in revenues from private customers due to the commercial operation of the Hadera Power Plant, in the amount of about NIS 32 million.

(2)
Most of the increase stems from acquisition of energy for customers of the Hadera Power Plant during the period of the maintenance work, in the amount of about NIS 7 million. On the other hand, there was a decrease in revenues from sale of energy purchased for customer of Rotem, in the amount of about NIS 5 million.

(3)
Most of the decrease stems from a decline in the infrastructure tariffs in 2020, in the amount of about NIS 9 million, and from a decline in the scope of the consumption of the customers, in the amount of about NIS 8 million. On the other hand, there was an increase of about NIS 14 million due to the commercial operation of the Hadera Power Plant and sales to end‑customers.

(4)	Most of the increase stems from sales of energy at the cogeneration tariff of the Hadera Power Plant.

(5)	Most of the decrease stems from a decline in the total sales of steam along with a decrease in the steam price deriving from a decrease in the price of gas.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Revenues (Cont.)

For the three‑month periods ended September 30, 2020 and 2019:

(1)
Most of the decrease stems from a decrease in the generation component tariff, in the amount of about NIS 20 million, a decline in availability of the Rotem Power Plant, in the amount of about NIS 13 million, due to unplanned maintenance work in August 2020 and a decrease in the consumption of customers, in the amount of about NIS 3 million. On the other hand, there was an increase, in the amount of about NIS 32 million, deriving from the commercial operation of the Hadera Power Plant.

(2)	Most of the increase stems from purchases of energy during the maintenance work for customers of the Hadera Power Plant and the Rotem Power Plant.

(3)	Most of the increase is due to the commercial operation of the Hadera Power Plant and sales of energy to end‑customers.

(4)	Most of the increase is due to the commercial operation of the Hadera Power Plant and sales energy to the System Administrator at the cogeneration tariff.

(5)	Most of the decrease stems from a decrease in the total sales of steam along with a decrease in the steam price deriving from a decrease in the price of gas.

7.	Cost of sales (less depreciation and amortization)

Set forth below is detail of the Company’s cost of sales (less depreciation and amortization) broken down into the following components (in NIS thousands):

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2020	2019	2020	2019

Gas and diesel fuel (1)	350,452	367,827	125,883	117,078
Expenses to IEC for infrastructure services
and purchase of electricity (2)	278,421	263,407	132,883	104,460
Gas transmission costs	24,431	23,963	8,561	7,961
Operating expenses (3)	48,101	42,369	21,044	13,835
Total cost of sales (net of depreciation and
amortization)	701,405	697,566	288,371	243,334

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2020	2019	2020	2019

Gas consumption (MMBTU)	20,958,222	20,709,657	7,678,996	6,639,767
Average gas price (in dollars)	4.70	4.81	4.70	4.85

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Cost of sales (less depreciation and amortization) (Cont.)

For the nine‑month periods ended September 30, 2020 and 2019:

(1)
Most of the decrease derives from a decline in the generation of electricity, in the amount of about NIS 26 million, due to maintenance and load reductions at the Rotem Power Plant. In addition, there was a decline of about NIS 14 million stemming from a decline in the gas price as a result of a decrease of and the generation component and the dollar exchange rate. On the other hand, there was an increase in the gas costs, in the amount of about NIS 23 million, due to the commercial operation of the Hadera Power Plant.

(2)
Most of the increase is due to the commercial operation of the Hadera Power Plant and the start of sales to end‑customers, in the amount of about NIS 21 million, along with an increase in the scope of purchases of electricity, in the amount of about NIS 3 million, mainly due to maintenance at the Rotem Power Plant during the period. On the other hand, there was a decrease, in the amount of about NIS 9 million, due to a decline in the infrastructure tariffs for 2020.

(3)	Most of the increase stems from current operating costs due to the commercial operation of the Hadera Power Plant.

For the three‑month periods ended September 30, 2020 and 2019:

(1)
Most of the increase, in the amount of about NIS 23 million, stems from the commercial operation of the Hadera Power Plant. On the other hand, there was a decrease due to a decline in the generation of electricity, in the amount of about NIS 8 million, due to unplanned maintenance and load reductions at the Rotem Power Plant. In addition, there was a decline of about NIS 6 million stemming from a decline in the gas price as a result of a decrease of and the generation component and the dollar exchange rate.

(2)
Most of the increase is due to the commercial operation of the Hadera Power Plant, in the amount of about NIS 21 million, and an increase in expenses, in the amount of about NIS 7 million, due to unplanned maintenance at the Rotem Power Plant in August 2020.

(3)	Most of the increase stems from current operating costs due to the commercial operation of the Hadera Power Plant.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands)

	For the
	Nine Months Ended
Category	9/30/2020	9/30/2019	Analysis

Cash flows provided by operating activities	306,258	411,655
Most of the decrease stems from a decrease in the current operating activities (mainly due to lower income), in the amount of about NIS 86 million, along with a decline in the working capital, in the amount of about NIS 19 million.

Cash flows used in investing activities	(433,544)	(217,878)
Most of the increase derives from higher investments in the Zomet project, in the amount of about NIS 331 million, and deposits in restricted cash, net, in the amount of about NIS 28 million.

The increase was partly offset by a decrease in short‑term deposits, in the net amount of about NIS 144 million.

Cash flows provided by financing activities	330,426	104,104
Most of the increase stems from issuance of debentures (Series B), in the amount of about NIS 396 million (net of issuance expenses) and withdrawals in the framework of the financing agreements for the Zomet project and the Hadera project, in the aggregate amount of about NIS 201 million. In addition, in the corresponding period in 2019, the Company distributed a dividend, in the amount of about NIS 36 million.

This increase was partly offset by an increase in current repayments of debentures and loans, in the aggregate amount of about NIS 67 million, payment in respect of acquisition of non‑controlling interests in Zomet, in the amount of about NIS 26 million, payments of deferred expenses in the framework of Zomet’s financing agreement, in the amount of about NIS 24 million, and payments in respect of derivative instruments, in the amount of about NIS 10 million, in 2020.

In addition, in 2019 the Company issued shares for a net consideration of about NIS 272 million.

As at September 30, 2020, there are no warning signs in accordance with Regulation 10(B)(14) of the Reporting Regulations that require publication of a “forecasted cash flow” statement by the Company.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands)

	For the
	Three Months Ended
Category	9/30/2020	9/30/2019	Analysis

Cash flows provided by operating activities	128,500	146,533
Most of the decrease stems from a decrease in the current operating activities, in the amount of about NIS 30 million, mainly as a result of lower income. On the other hand, there was an increase in the net working capital, in the amount of about NIS 14 million (mainly due to lower payments deriving from timing differences).

Cash flows used in investing activities	(91,161)	(6,824)	Most of the increase derives from higher investments in the Zomet project, in the amount of about NIS 70 million.

Cash flows provided by financing activities	45,100	109,155
Most of the decrease stems from the proceeds from issuance of shares, net, in the amount of about NIS 153 million, in the third quarter of 2019. In addition, in the third quarter of 2020, there was an increase in current repayments of loans from banks and others, in the amount of about NIS 18 million.

This decrease was partly offset by withdrawals in the framework of Zomet’s financing agreement, in the amount of about NIS 112 million.

As at September 30, 2020, there are no warning signs in accordance with Regulation 10(B)(14) of the Reporting Regulations that require publication of a “forecasted cash flow” statement by the Company.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands) (Cont.)

The following table details the debt, cash and cash equivalents, deposits and debt service reserves, as at September 30, 2020 (in thousands of NIS):

	Solo	Rotem	Hadera	Zomet	Others	Consolidated

Debt (including accrued
interest)	666,807	1,120,157	705,827	134,077	–	2,626,868

Cash and cash equivalents	282,428	262,030	6,712	34,144	1,840	587,154

Debt service reserves (out
of the restricted cash)*	92,493	78,792	45,501	–	–	216,786

*	Including funds used for guaranteeing the debt.

–	Rotem repaid the amount of about NIS 69 million (relating to principal only) of its loans.

–
Hadera withdrew the amount of about NIS 64 million form the long‑term credit framework in accordance with its financing agreement and repaid the amount of about NIS 26 million (relating to principal only) of its loans.

–
Zomet withdrew the amount of about NIS 137 million from the long‑term loans framework, in accordance with its financing agreement. For additional details – see Note 6C(3) to the interim financial statements.

–
The Company repaid about NIS 16 million (relating to principal only) from the debentures (Series A). For details regarding redemption of the Company’s debentures (Series A) subsequent to the date of the report – see Paragraph 15 to the introduction to the Report of the Board of Directors and Note 7B to the Interim Statements

–
In April 2020, the Company issued debentures (Series B) in the amount of NIS 400 million par value. Subsequent to the date of the report, in October 2020, the Company issued debentures (Series B), by means of an expansion of the series in the amount of NIS 556 million par value. For additional details – see Paragraph 14 to the introduction to the Report of the Board of Directors and Notes 6B(4) and 7A to the Interim Statements. The amount of NIS 313 million out of the proceeds of the issuance was used by the Company to make full early redemption, at the Company’s initiation, of the debentures (Series A), which was executed in October 2020. For additional details – see Paragraph 15 to the introduction to the Report of the Board of Directors.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands) (Cont.)

The following table details the debt, cash and cash equivalents, deposits and debt service reserves, as at December 31, 2019 (in thousands of NIS):

	Solo	Rotem	Hadera	Zomet	Others	Consolidated

Debt (including accrued
interest)	282,864	1,196,650	670,797	–	1,282	2,151,593

Cash and cash equivalents	256,417	112,927	9,033	731	5,640	384,748

Debt service reserves (out
of the restricted cash)*	66,670	138,224	–	–	–	204,894

*	Including funds used for guaranteeing the debt.

The following table details the debt, cash and cash equivalents, deposits and debt service reserves, as at September 30, 2019 (in thousands of NIS):

	Solo	Rotem	Hadera	Zomet	Others	Consolidated

Debt (including accrued
interest	290,124	1,224,015	666,204	–	1,252	2,181,595

Cash and cash equivalents
and short-term deposits	512,931	336,872	20,455	2,573	1,506	874,337

Debt service reserves (out
of the restricted cash)*	54,064	132,872	–	–	–	186,936

*	Including funds used for guaranteeing the debt.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands) (Cont.)

As at the date of the Report, the Company and the subsidiaries were in compliance with all the financial covenants stipulated in their financing agreements and trust certificates. Set forth below is detail of the financial covenants for violation, based on the actual results of operations (for significant loans)24:

As at
September 30, 2020

Covenants applicable to the Company by the trust certificate for the Company’s debentures (Series A)[25]
The historical debt coverage ratio, as defined in the trust certificate, may not
drop below 1:1.20	1:15.8
The Company’s shareholders’ equity, as defined in the trust certificate, may not
drop below NIS 80 million	NIS 762 million
The Company’s shareholders’ equity to the total assets, as defined in the trust
certificate, may not drop below 12.5%	51%

Covenants applicable to the Company by the trust certificate for the Company’s debentures (Series B)
The ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet started to produce EBITDA and
the adjusted EBITDA may not exceed 13	5.3
Minimum shareholders’ equity of NIS 250 million	NIS 762 million
A ratio of shareholders’ equity to total assets at a rate of not less than 17%	51%

Covenants applicable to the Company relating to the agreement for investment of equity in Hadera
Shareholders’ equity of the Company, up to the end of the warranty period of
the construction contractor, may not drop below NIS 250 million	NIS 762 million
A ratio of shareholders’ equity to total assets at a rate of not less than 20%	51%
From the date of the commercial operation of Hadera up to the end of the warranty period of the construction contractor, the cash balance may not fall below NIS 50 million or a bank guarantee in the amount of NIS 50 million.
A bank guarantee in the amount of NIS 50 million was provided

Covenants applicable to Rotem
ADSCR (in the past 12 months) 1.1	1.88

24 For a description of the financial covenants relating to the significant loans of the Company and the subsidiaries – see Section 10.3 pf Part A of the Periodic Report.
25 In October 2020 the Company made full redemption of the debentures (Series A).

OPC Energy Ltd.
Report of the Board of Directors

Other Information

9.	Significant Events in the Period of the Report and Thereafter

For details – see Part A “Update of the Company’s Business” and Notes 1, 6 and 7 to the Interim Statements.

10.	Outstanding Liabilities by Maturity Dates

For details regarding the Company’s outstanding liabilities – see the Immediate Report regarding outstanding liabilities by maturity dates that is published by the Company concurrent with publication of this report.

11.	Debentures (Series B)

Set forth below are details regarding the Company’s debentures (Series B)

Name of the series	Series B
Issuance date	April 26, 2020
Total nominal value on the date of issuance	NIS 400 million par value
Nominal value on the date of the report	NIS 400 million par value
Nominal value after revaluation based on the linkage terms	NIS 400 million par value
Expansion date of the series	October 6, 2020
Total nominal value on the date of the expansion	NIS 956 million par value
Amount of the interest accrued as included in the financial statements as at September 30, 2020	–
The fair value as included in the financial statements as at September 30, 2020	About NIS 416 million.
Stock market value on September 30, 2020	About NIS 416 million.
Type of interest and interest rate	Fixed annual interest at the rate of 2.75%.
Principal payment dates	16 unequal semi-annual payments, to be paid on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).
Interest payment dates
The interest on the outstanding balance as it will be from time to time on the principal of the debentures (Series B) is payable commencing from September 2020 twice a year (except for 2020) on September 30, 2020, and on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).
The interest payments are to be made for the period of six months that ended on the last day prior to the relevant interest payment date, except for the first interest payment that is to be made on September 30, 2020, and is to be paid for the period that commenced on the first trading day after the tender date of the debentures (Series B) and that ends on the last day prior to the said payment date, and is to be calculated based on the number of days in the said period and on the basis of 365 days per year.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

11.	Debentures (Series B) (Cont.)

Linkage basis and terms
The principal of the debentures (Series B) and the interest thereon are linked to the increase in the Consumer Price Index (CPI) against the CPI for March 2020 that was published on April 15, 2020. The linkage terms will not be changed during the period of the debentures.

Are they convertible into another security	No.
Right of the Company to make early repayment	The Company has the right to make early repayment pursuant to the conditions in the trust certificate.
Was a guarantee provided for payment of the Company’s liabilities based on the debentures	No.
Name of trustee	Reznik Paz Nevo Trustees Ltd.
Name of the party responsible for the series of liability certificates with the trustee	Michal Avatlon and/or Hagar Shaul
Contact information	Address: 14 Yad Harutzim St., Tel‑Aviv
Telephone: 03–6389200 Fax: 03–6389222 E–mail: Michal@rpn.co.il
Rating of the debentures since the issuance date
Rating of ilA– by S&P Global Ratings Maalot Ltd. (“Maalot”) from February 2020 which was reconfirmed in October 2020 in connection with expansion of the series.
Rating of A3.il by Midroog Ltd. (“Midroog”) from April 2020, which was reconfirmed in October 2020 in connection with expansion of the series.
See the Company’s Immediate Reports dated February 28, 2020 (Reference No.: 2020‑01‑017383), April 20, 2020 (Reference No.: 2020‑01‑035221), October 3, 2020 (Reference No.: 2020‑01‑107493) and October 4, 2020 (Reference No.: 2020‑01‑107604)

Pledged assets
None.
There is a future commitment that during the period commencing from the date on which the Company’s debentures (Series A) are fully repaid and so long as the debentures (Series B) are still outstanding, the Company will not create a general floating lien on its assets and rights, existing and future, in favor of any third party without the conditions stipulated in the trust certificate being fulfilled.

Is the series material	Yes.

The Company is in compliance with all the conditions of the Company’s debentures (Series A) and (Series B) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures. In October 2020, full early redemption of the Company’s debentures (Series A) was made.

OPC Energy Ltd.
Report of the Board of Directors

12.	Corporate Governance

Contributions

As part of the Company’s policies with respect to contributions, in the period of the report the following contributions were approved:

	Amount of the
	Contribution
	as at
Recipient of the	September 30, 2020	Relationship of the
Contribution	(NIS ‘000)	Recipient of the Contribution

Password for Every Student	1,000
Password for Every Student also receives contributions from entities related to indirect interested parties of the Company. The Company’s CFO is a representative on the project’s steering committee without remuneration.

Nirim Society	300	–

Rachashei Lev Society	138	–

Technoda Hadera Givat Olga Society	150	–

Nakhakh – Giving as a Way of Life Society	70	–

Running in order to Give Society	50	For the sake of good order, it is noted that a relative of the Company’s CEO serves as CEO of the Society without remuneration.

13.	Update of the Periodic Report for 2019 regarding the Company’s Business[26]

Presented below are significant updates and/or changes with respect to the Company’s business, which occurred since the signing date of the Company’s Periodic Report for 2019, on February 26, 2020 and up to publication of this Report.

13.1	Section 2.3.1 (signing of agreements for acquisition of shares of Zomet and the concentration format) to Part A to the Periodic Report

Further to that stated in Section 2.3.1 to Part A to the Periodic Report regarding the Company’s undertaking in a set of agreements for acquisition of shares of Zomet – for details regarding payment of the balance of the consideration in respect of the transaction for acquisition of 95% of the issued and paid‑up share capital of Zomet – see Note 6C to the Interim Statements.

26 Update of the Company’s Business including in this Report of the Board of Directors was prepared in accordance with Regulation 39A of the Reporting Regulations, and includes significant changes or new items that occurred in the Company’s business from the publication date of the Periodic Report for 2019 and up to the publication date of this Report. It is noted that in some of the case an additional description was provided in order to present a more comprehensive picture of the matter addressed. Reference to Immediate Reports as part of this Report includes the information included in the said Immediate Reports by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2019 regarding the Company’s Business (Cont.)

13.2	Section 2.3.3 (agreements for construction of decentralized facilities for generation of energy) to Part A to the Periodic Report

For details regarding binding agreements signed with customers in the distribution network and the transmission network and operation of an energy generation facility on the customer’s premises (yard) and arrangements for sale of energy to customers, further to that stated in Section 2.3.3 to Part A to the Periodic Report – see Paragraph 7 to the introduction to the Report of the Board of Directors.

13.3	Section 2.3 (nature and results of every significant structural change, merger or acquisition; acquisition, sale or transfer of assets in a significant scope not in the ordinary course of business)

A.
For details regarding the Company’s undertaking with IDE, which received notification that it won in a tender of the State of Israel for construction, operation, maintenance and transfer of a seawater Desalinization Facility on the “Sorek B” site, in an agreement for construction, operation and maintenance of a power plant powered by natural gas on the premises of the Desalinization Facility – see Paragraph 10 to the introduction to the Report of the Board of Directors.

B.
For details regarding the Company’s undertaking in a Term Sheet and thereafter in an agreement for acquisition of the CPV Group, which is engaged in the area of generation of the electricity in the United States – see the Company’s Immediate Reports dated September 16, 2020, September 29, 2020 and October 11, 2020 (Reference Nos.: 2020‑01‑101808; 2020‑01‑105675 and 2020‑01‑110115, as applicable), and Paragraph 12 to the introduction to the Report of the Board of Directors. Regarding a slide presentation to investors in connection with acquisition of the CPV Group in the Hebrew language and in the English language – see the Company’s Immediate Reports dated September 29, 2020 (Reference Nos.: 2020‑01‑105987 and 2020‑01‑106002, respectively).

13.4	Section 4 (investments in the Company’s capital and transactions in its shares) to Part A to the Periodic Report

A.
For details regarding the Company’s undertaking in an agreement for a private offering of the Company’s shares to institutional entities and a private offer report that is material and that is not material in connection with the said private issuance – see the Company’s Immediate Reports dated September 24, 2020 and October 11, 2020 (Reference Nos.: 2020‑01‑104547 and 2020‑01‑110277, respectively), and the Company’s Immediate Reports regarding a change in the Company’s capital position dated October 15, 2020 and October 18, 2020 (Reference Nos.: 2020‑01‑112797 and 2020‑01‑113142, respectively). For additional details – see Paragraph 17 to the introduction to the Report of the Board of Directors.

B.
For details regarding the Company’s Immediate Report regarding its intention to make an issuance of shares to the public, based on a shelf offer report, through a uniform offer with a range of quantities, by means of a tender on the unit price, and a report regarding the intention of the Company’s controlling shareholder (Kenon) to submit bids in the tender, as stated – see the Company’s Immediate Report dated October 11, 2020 (Reference Nos.: 2020‑01‑110157).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2019 regarding the Company’s Business (Cont.)

13.4	Section 4 (investments in the Company’s capital and transactions in its shares) to Part A to the Periodic Report (Cont.)

C.
On October 12, 2020, the Company published a shelf offer report for issuance of shares of the Company to the public, through a uniform offer with a range on quantities, by means of a tender on the unit price, based on a shelf prospectus of the Company. For details regarding the shelf offer report that includes the details of the securities offered and the report regarding notification of the Company’s controlling shareholder with respect to participation in the tender, as an Immediate Report concerning revision of the tender number and an amending shelf offer report regarding revision of the tender number – see the Company’s Immediate Reports dated October 12, 2020 (Reference Nos.: 2020‑01‑101593; 2020‑01‑110817 and 2020‑01‑110847, as applicable), and Paragraph 16 to the introduction to the Report of the Board of Directors.

For details regarding the results of the tender for the public offering of the Company’s shares, as stated in the Company’s Immediate Report and the Amending Immediate Report dated October 13, 2020 (Reference Nos.: 2020‑01‑102136 and 2020‑01‑111450, respectively), and the Immediate Report regarding change in the Company’s capital position dated October 13, 2020 (Reference Nos.: 2020‑01‑111540). For details regarding a change in the holdings of the Company’s controlling shareholder (Kenon) subsequent to the issuance – see the Company’s Immediate Report dated October 13, 2020 (Reference Nos.: 2020‑01‑111720).

13.5	Section 7.8.5 to Part A to the Periodic Report

For details regarding a bid submitted by the Company and the Noy Fund in the tender for sale of the Ramat Hovav power plant, which was published by Israel Electric Company, further to that stated in Section 7.8.5 to Part A to the Periodic Report and notification delivered to the Company on June 10, 2020 whereby the Tenders Committee declared that the bid of a third party is the winning bid in the tender, and that the Company was declared the “second qualifier” in accordance with the tender documents – see the Company’s Immediate Reports dated May 20, 2020 (Reference No.: 2020‑01‑044872) and dated June 11, 2020 (Reference No.: 2020‑01‑052465).

13.6	Section 8.2.4 (the Energy Center and Hadera Power Plant) to Part A to the Periodic Report

Regarding the decision of the Electricity Authority to grant a permanent electricity generation license and a supply license to Hadera and approval of the Minister of Energy – see Paragraph 4 to the introduction to the Report of the Board of Directors and the Company’s Immediate Reports dated July 1, 2020 (Reference No.: 2020‑01‑069750) and July 2, 2020 (Reference No.: 2020‑01‑070587).

13.7	Section 8.2.6B (Initiations Activities – NIS 94) to Part A to the Periodic Report

For details regarding transfer of National Infrastructure Plan 94 (NIS 94) for comments to the District Boards and for objections of the public – see Paragraph 10 of the Introduction to the Report of the Board of Directors.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2019 regarding the Company’s Business (Cont.)

13.8	Section 8.10 (generation capacity, availability and reliability) to Part A to the Periodic Report

For details regarding postponement of the maintenance work planned for April 2020 at Rotem Power Plant due to restrictions imposed due to spread of the Coronavirus – see the Company’s Immediate Report dated March 11, 2020 (Reference No.: 2020‑01‑019948) and Paragraph 6 to the introduction to the Report of the Board of Directors.

13.9	Sections 8.11.7 (processes and agreement in connection with Zomet land) and 8.15 (legal proceedings) to Part A to the Periodic Report

A.
For details regarding a bank guarantee provided by the Company in April 2020 relating to the land on which the Zomet Power Plant is to be constructed – see Note 6C(6) to the interim financial statements.

B.
For details regarding an administrative petition filed by Zomet against the Shafir Regional Council in respect of an amount in dispute, as stated in Section 8.11.7 to Part A to the Periodic Report – see Note 6C(6) to the interim financial statements.

13.10	Sections 8.13.1 (agreement for sale of natural gas to Rotem from Tamar) and 8.13.6 (Energean transaction for acquisition and supply of natural gas) to Part A to the Periodic Report

A.
For details regarding fulfillment of the preconditions determined in the revisions to Rotem’s agreements for supply of natural gas with the Tamar Group and with Energean as stated in Sections 8.13.1 and 8.13.6 to the Periodic Report – see the Company’s Immediate Report dated March 11, 2020 (Reference No.: 2020‑01‑019945).

B.	For details regarding the expectation of Energean with respect to its commercial operation date – see Paragraph 8 to the introduction to the Report of the Board of Directors.

13.11	Section 8.13.3 (agreement for sale of natural gas to Hadera from Tamar) to Part A to the Periodic Report

For details regarding fulfillment of the preconditions determined in the revision to Hadera’s agreement for supply of natural gas with the Tamar Group as stated in Sections 8.13.3 to the Periodic Report – see the Company’s Immediate Report dated March 26, 2020 (Reference No.: 2020‑01‑026854).

13.12	Section 8.14.1.2 (agreement for construction of Zomet Power Plant) to Part A to the Periodic Report

For details regarding the impact of spread of the Coronavirus on the construction period of the Zomet Power Plant and amendment of the Zomet construction agreement, including issuance of a Work Commencement Order to Zomet’s construction contractor  – see Paragraph 5 to the introduction to the Report of the Board of Directors.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2019 regarding the Company’s Business (Cont.)

13.13	Section 9.6 (additional information regarding information provided to the Company’s officers and senior management employees) to Part A to the Periodic Report

A.
On May 12, 2020, the Company’s Board of Directors approved a private issuance of 99,228 options (unregistered) and 28,732 Restricted Share Units (RSUs) to Mr. Yoav Gurly, the Company’s Deputy CEO of Operations. On June 4, 2020, approval was received from the Stock Exchange to register for trading 99,228 shares that will derive from exercise of the said options and 28,732 shares that will derive from vesting of the said RSUs, and the options and RSUs were actually issued to Mr. Gurly shortly thereafter. For additional details – see the Company’s Immediate Reports dated May 12, 2020 (Reference No.: 2020‑01‑042520) and June 8, 2020 (Reference Nos.: 2020‑01‑051145 and 2020‑01‑051148) and Note 6B(8) to the Interim Statements.

B.
On July 22, 2020, the General Meeting of the Company’s shareholders approved the reappointments as Company directors of Messrs. Yair Caspi and Antoine Bonier, appointments of Messrs. Robert Rosen and Havier Garcia Burgas as Company directors, the appointment of Mr. Moshe Lahmani as an independent director of the Company and Messrs. Joseph Tene and Michal Marom Brickman as external directors of the Company for an additional period of service of three years, who will be entitled to remuneration as detailed in the Immediate Report regarding summoning of the General Meeting of the Company’s shareholders, dated June 18, 2020 (Reference No.: 2020‑01‑054775).

C.
On October 26, 2020, the Company’s Board of Directors approved a private issuance of 28,508 options (unregistered) and 10,500 restricted stock units (RSUs) to Ms. Gitit Rosenfeld Berger, the Company’s Legal Advisor. On November 11, 2020, approval of the Stock Exchange was received for registration for trading of 28,508 shares that will derive from exercise of the said options and 10,500 shares that will derive from vesting of the said restricted stock units (RSUs), and the options and restricted stock units (RSUs) that were actually issued to Ms. Gitit Rosenfeld Berger. For additional details – see the Company’s Immediate Reports dated October 27, 2020 (Reference No.: 2020‑01‑116271) and November 11, 2020 (Reference No.: 2020‑01‑121809), as well as in Note 7H to the Interim Statements.

13.14	Section 10 (financing) to Part A to the Periodic Report

A.
For details regarding a loan taken out by the Company in place of short‑term credit and which was repaid in April 2020 – see that stated in Section 10 to Part A to the Periodic Report and Notes 6B(2) and 6B(3) to the Interim Statements.

B.
For details regarding a loan agreement signed by the Company with entities from the Harel Insurance Investments and Financial Services Ltd. Group, including the interest rates, financial covenants, restrictions on distribution and collaterals – see the Company’s Immediate Report dated November 1, 2020 (Reference No.: 2020‑01‑117822).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2019 regarding the Company’s Business (Cont.)

13.15
Sections 10.2 (loan agreements signed by the Company, Rotem, Hadera and Zomet with third parties), 10.3 (financial covenants the Company, Rotem, Hadera and Zomet have committed to comply with) and 10.4 (restrictions on distribution) to Part A to the Periodic Report

A.
On April 22, 2020, the Company published a shelf offer report for issuance of the Company’s debentures (Series B). For details regarding offer of the debentures (Series B) and their terms, financial covenants the Company has committed to comply with, restrictions on distribution and grounds for calling for immediate repayment – see the Company’s shelf offer report, dated April 22, 2020, including the trust certificate attached thereto as Appendix A (Reference No.: 2020‑01‑035220).

B.	For details regarding the results of the issuance to the public of the Company’s debentures (Series B) – see the Company’s Immediate Report dated April 23, 2020 (Reference No.: 2020‑01‑036694).

C.
For details regarding examination of a transaction involving issuance of debentures (Series B) of the Company by means of an expansion of an existing series – see the Company’s Immediate Report dated September 29, 2020 (Reference No.: 2020‑01‑105666).

D.
On October 4, 2020, the Company published a report regarding the results of a tender to classified investors and a shelf offer report for issuance of debentures (Series B) of the Company.  For details regarding the results of the tender to classified investors and the shelf offer report, along with details of the securities being offered and their terms, including a summary of relevant information included in the trust certificate of the debentures (Series B) that is attached as Appendix A to the report – see the Company’s Immediate Reports dated October 4, 2020 (Reference Nos.: 2020‑01‑107625 and 2020‑01‑107715, respectively), and Paragraph 14 to the introduction to the Report of the Board of Directors.

E.
For details regarding the results of the issuance to the public of the Company’s debentures (Series B) by means of expansion of a series pursuant to a shelf report offer – see the Company’s Immediate Report dated October 6, 2020 (Reference No.: 2020‑01‑108624).

F.
For details regarding the Company’s decision to make full early redemption, at the Company’s initiation, of the Company’s debentures (Series A) – see the Company’s Immediate Report dated October 11, 2020 (Reference No.: 2020‑01‑110121) and the report regarding a change in the Company’s capital position dated October 29, 2020 (Reference No.: 2020‑01‑117687).

13.16	Section 10.6.1 (guarantees provided by the Company) to Part A to the Periodic Report

For details regarding changes in the amount of the bank guarantee and cash deposit of the Company to secure investment of shareholders’ equity in Zomet – see Note 6B(10) to the Interim Statements.

13.17	Section 10.6.3 (guarantees provided by Hadera) to Part A to the Periodic Report

For details regarding guarantees provided by Hadera in connection with the commercial operation of the Hadera Power Plant – see Note 6D(1) to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2019 regarding the Company’s Business (Cont.)

13.18	Section 10.8 (credit rating) to Part A to the Periodic Report

A.
For details regarding granting of a rating of ilA– with a stable rating outlook from Maalot and A3.il with a stable rating outlook from Maalot for issuance of debentures in an amount of up to NIS 400 million – see the Company’s Immediate Reports dated February 28, 2020 (Reference No.: 2020‑01‑017383 and 2020‑01‑017380) and the Amending Report dated April 20, 2020 (Reference No.: 2020‑01‑035221). For details regarding reconfirmation of a rating of ilA– by Maalot for the Company’s debentures (Series A) and (Series B) – see the Company’s Immediate Report dated August 5, 2020 (Reference No.: 2020‑01‑084864). For details regarding granting of a rating of A3.il with a stable rating outlook from Midroog and ilA– – with a stable rating outlook from Maalot for expansion of a series of debentures (Series B) in the amount of NIS 300 million par value – see the Company’s Immediate Reports dated September 29, 2020 and September 30, 2020 (Reference Nos.: 2020‑01‑106215 and 2020‑01‑097843, respectively), and for details regarding granting of a continuation report rating of A3.il with a stable rating outlook from Midroog for the debentures (Series A) and expansion of the debentures (Series B) in an amount of up to NIS 560 million par value in place of an amount of up to NIS 300 million par value – see the Company’s Immediate Report dated October 3, 2020 (Reference No.: 2020‑01‑107493). In addition, regarding the notification that the rating of ilA– with a stable rating outlook of Maalot that was granted in connection with expansion of the debentures (Series B) is valid for an amount of up to NIS 560 million par value – see the Company’s Immediate Report dated October 4, 2020 (Reference No.: 2020‑01‑107604).

B.
For details regarding a special report – issuer’s comment of Midroog that was published due to signing of a Term Sheet for execution of a transaction involving acquisition of the CPV Group – see the Company’s Immediate Report dated September 23, 2020 (Reference No.: 2020‑01‑104055), and for details regarding reconfirmation of a rating of ilA– with a stable rating outlook against the background of the Company’s intention to execute the transaction, as stated – see the Company’s Immediate Report dated September 30, 2020 (Reference No.: 2020‑01‑097843).

13.19	Regulation 20 (trading on the Stock Exchange – securities listed for trading – date and reasons for a discontinuance of trading) to Part D to the Periodic Report

A.
Commencing from April 27, 2020, trading of the Company’s debentures (Series B) started. For additional details – see the Company’s Immediate Report dated April 26, 2020 (Reference No.: 2020‑01‑036967). On October 8, 2020, approval was received for registering for trading of 555,555,000 debentures (Series B) of a NIS 1 par value each, which were issued as part of execution of an expansion of a series. For details regarding expansion of the debentures (Series B) and the results thereof – see the Immediate Reports dated September 29, 2020 (Reference No.: 2020‑01‑105666); October 4, 2020 (Reference Nos.: 2020‑01‑107625 and 2020‑01‑107715) and October 6, 2020 (Reference Nos.: 2020‑01‑108624 and 2020‑01‑108858).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2019 regarding the Company’s Business (Cont.)

13.19	Regulation 20 (trading on the Stock Exchange – securities listed for trading – date and reasons for a discontinuance of trading) to Part D to the Periodic Report (Cont.)

B.
For details regarding 44,899 ordinary shares that the Company issued to senior officers on July 10, 2020 as a result of vesting of Restricted Share Units (RSUs) – see the Company’s Immediate Reports dated July 12, 2020 (Reference Nos.: 2020‑01‑073773 and 2020‑01‑073776). For details regarding receipt of approvals from the Stock Exchange for registering for trading of shares that will derive from exercise of options and shares that will derive from vesting of restricted share units (RSUs), which were issued to Company officers pursuant to the Company’s options’ plan – see updates to Section 9.6 to Part A to the Periodic Report above.

C.
On July 30, 2020, the Company published a shelf prospectus bearing the date July 31, 2020. For details – see the shelf prospectus as published by the Company on July 30, 2020 (Reference No.: 2020‑01‑081441).

D.
On October 12, 2020, approval was received for registering for trading of 23,022,100 ordinary shares of the Company that were issued to the public as part of a public offer based on a shelf offer report. For details – see the Company’s Immediate Reports dated October 11, 2020 (Reference No.: 2020‑01‑110157), October 12, 2020 (Reference Nos.: 2020‑01‑101593; 2020‑01‑110817 and 2020‑01‑110847), October 13, 2020 (Reference Nos.: 2020‑01‑102136; 2020‑01‑111450 and 2020‑01‑111540). For details regarding issuance of shares to the Company’s controlling shareholder (Kenon) in the framework of the public offer, as stated – see the Company’s Immediate Report dated October 13, 2020 (Reference No.: 2020‑01‑111720). In addition, on October 18, 2020 approval was received for registering for trading of 11,713,100 ordinary shares of the Company that were issued as part of a private offer agreement of the Company’s shares to institutional  entities. For details – see the Company’s Immediate Reports dated September 24, 2020 (Reference No.: 2020‑01‑104547), October 11, 2020 (Reference No.: 2020‑01‑110277), October 15, 2020 (Reference No.: 2020‑01‑112797) and October 18, 2020 (Reference No.: 2020‑01‑113142).

E.
On October 29, 2020, early redemption was made, at the Company’s initiation, of the debentures (Series A), in the framework of which the series was eliminated from trading. For details – see the Company’s Immediate Reports dated October 11, 2020 (Reference No.: 2020‑01‑110121) and October 29, 2020 (Reference No.: 2020‑01‑117687).

13.20	Regulation 22 (transactions with a controlling shareholder or where the controlling shareholder has a personal interest therein) to Part D to the Periodic Report

On October 19, 2020, the Company gave notice of early conclusion of the services’ agreement between the Company and Asia Pacific, in accordance with the provisions of the agreement regarding the matter – this being after in 2019 and during 2020 the agreement was not implemented and was not used. Pursuant to the Company’s notice and the provisions of the agreement, the agreement was scheduled to expire on December 18, 2020.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2019 regarding the Company’s Business (Cont.)

13.21	Regulation 24 (holdings of interested parties and senior officers) to Part D to the Periodic Report

A.
For details regarding holdings of interested parties and senior officers in the Company as at September 30, 2020 – see the Company’s Immediate Report dated October 5, 2020 (Reference No.: 2020‑01‑108432). For details regarding changes in the holdings of interested parties and senior officers subsequent to the date of the said position of the holdings – see the Company’s Immediate Reports dated October 12, 2020 and October 13, 2020 (Reference Nos.: 2020‑01‑111075 and 2020‑01‑111720, respectively).

B.	For details regarding Clal Insurance Business Holdings Ltd. becoming an interested party in the Company – see the Company’s Immediate Report October 17, 2020 (Reference No.: 2020‑01‑103897).

C.
Further to that states in the position of the holdings of interested parties with reference to Kenon, based on that conveyed to the Company as at October 29, 2020, out of the total shares held by Kenon, 55,000,000 shares are pledged by Kenon in favor of a third party.

13.22	Regulation 26 (Company directors) to Part D to the Periodic Report

On July 22, 2020, Messrs. Robert Rosen (director), Havier Garcia Burgas (director) and Moshe Lahmani (independent director) commenced serving as Company directors. For details regarding the above‑mentioned directors – see the Company’s Immediate Reports dated July 22, 2020 (Reference Nos.: 2020‑01‑077862, 2020‑01‑077856 and 2020‑01‑077859, respectively).

To the details regarding Mr. Yair Caspi it is added that he serves a director of Oil Refineries Ltd. (a company considered related to the Company’s controlling shareholders).

13.23	Regulation 29(C) (decisions of extraordinary general meeting) and Regulation 29A (Company decisions) to Part D to the Periodic Report

On July 22, 2020, the Annual General Meeting and Extraordinary General Meeting of the Company’s shareholders discussed the Periodic Report for 2019, and made the following decisions: (1) reappointment of the Office of KPMG Somekh Chaikin as the Company’s auditing CPAs; (2) reappointment of directors serving in the Company, Messrs. Avisar Paz, Yair Caspi and Antoine Boyner; (3) appointment of Messrs. Robert Rosen and Havier Garcia Burgas as Company directors; (4) appointment of Mr. Moshe Lahmani as an independent director of the Company; (5) appointment of Mr. Joseph Tene as an external director of the Company for an additional period of three years, commencing from July 1, 2020; (6) appointment of Ms. Michal Marom Brickman as an external director of the Company for an additional period of three years, commencing from July 14, 2020; (7) granting of exemption and indemnification certificates to directors serving as officers of the controlling shareholder (Kenon) and/or a company relating thereto and regarding which the controlling shareholder could be considered as having a personal interest in the granting thereof, Messrs. Yair Caspi, Antoine Boyner and Robert Rosen subject to approval of their appointment or reappointment, as applicable. For additional details – see the Company’s Immediate Reports dated June 18, 2020 (Reference No.: 2020‑01‑054775) and July 22, 2020 (Reference No.: 2020‑01‑077853).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2019 regarding the Company’s Business (Cont.)

13.24	Regulation 24A (authorized, issued and paid‑up capital and convertible securities) to Part D to the Periodic Report

For details regarding changes in the position of the Company’s capital and convertible securities and changes that took place in the register of the Company’s shareholders subsequent to the date of the Periodic Report – see the Company’s Immediate Report dated November 11, 2020 (Reference No.: 2020‑01‑121812).

Avisar Paz	Giora Almogy
Chairman of the Board of Directors	CEO

Date: November 17, 2020